Ballard Power Systems Inc.

News Release

Ballard Fuel Cell Systems Prove 100% Reliable, Providing Backup Power During Hurricane Sandy

For Immediate Release – November 6, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that, during the difficult circumstances presented by Hurricane Sandy, the Company’s ElectraGen™-ME methanol fuel cell systems performed exactly as designed, providing critical electricity to the Bahamas mobile telephone network when the storm downed power lines and cut off grid power.

Ballard’s 17 ElectraGen™-ME systems, installed in the local telecom network, began operating automatically as grid power was lost when the storm hit October 25th. During the 3 days that Hurricane Sandy passed over the Bahamas, each of the 5 kilowatt systems operated flawlessly as needed to maintain consistent power. As a group, the 17 systems provided the equivalent of one month of backup power over a concentrated 7 day period during and after the storm; producing more than 1,200 kilowatt-hours of electricity.

Dr. Christopher Guzy, Ballard’s Chief Technology Officer said, “Hurricane Sandy was a devastating event for a great many people. In times of emergency, backup systems have to be reliable. We are certainly pleased that our ElectraGen fuel cell systems kept the communications network up and running for people in the Bahamas when they most needed it.”

The impact of Hurricane Sandy has been a further illustration of the importance of extended duration backup power capability for communication networks. For the over 347,000 residents of the Bahamas dealing with sustained winds of 80mph, up to 6 – 12 inches of rainfall accumulation and a storm surge 5 to 8 feet above normal ocean levels, continuous and reliable communications were critical.

In comparison to conventional backup power technologies, such as lead acid batteries and diesel generators, ElectraGen™ fuel cell systems ensure high reliability, low maintenance, service continuity over extended periods, as well as significant environmental benefits. The ElectraGen™-ME system includes a fuel reformer that converts HydroPlus™, a methanol-water liquid fuel mixture, into hydrogen gas that is used as a fuel feedstock for the fuel cell system. The only outputs from the fuel cell system are electrical power, heat and water. Further information regarding Ballard’s comprehensive portfolio of backup power solutions is available on the Company’s website at:
http://www.ballard.com/backup—power

Ballard’s ElectraGen™-ME system installed in the Bahamas

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the benefits of our products to customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand and include the Company’s expectations regarding the potential benefits of the proposed transaction and the timing and success of future product development efforts.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Contact: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com